SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of November 2005
FRESENIUS MEDICAL CARE CORPORATION
(Translation of registrant’s name into English)
Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
      Form 20-F ☑                    Form 40-F ☐
      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
      Yes ☐                                   No ☑
      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG
      This Report on Form 6-K shall be incorporated by reference in the Registration Statement on F-4 (Registration No. 333-128899) filed October 7, 2005 by Fresenius Medical Care AG (the “Company”) and shall be part thereof and the prospectus included therein from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

(i)

FRESENIUS MEDICAL CARE AG
PART I
FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Income
For the three months ended September 30, 2005 and 2004
(Unaudited)
(In thousands, except per share data)

	2005	2004

Net revenue:
Dialysis Care	1,246,949	1,148,863
Dialysis Products	469,810	427,755

	1,716,759	1,576,618
Costs of revenue:
Dialysis Care	882,914	822,032
Dialysis Products	241,275	237,469

	1,124,189	1,059,501
Gross profit	592,570	517,117
Operating expenses:
Selling, general and administrative	341,889	291,294
Research and development	13,705	11,767

Operating income	236,976	214,056
Other (income) expense:
Interest income	(5,320)	(4,188)
Interest expense	47,154	49,525

Income before income taxes and minority interest	195,142	168,719
Income tax expense	78,639	67,126
Minority interest	558	(539)

Net income	115,945	102,132

Basic income per Ordinary share	1.19	1.06

Fully diluted income per Ordinary share	1.18	1.05

Basic income per Preference share	1.21	1.07

Fully diluted income per Preference share	1.20	1.06

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
PART I
FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Income
For the nine months ended September 30, 2005 and 2004
(Unaudited)
(In thousands, except per share data)

	2005	2004

Net revenue:
Dialysis Care	3,610,057	3,334,011
Dialysis Products	1,389,392	1,253,965

	4,999,449	4,587,976
Costs of revenue:
Dialysis Care	2,574,021	2,396,006
Dialysis Products	706,866	667,753

	3,280,887	3,063,759
Gross profit	1,718,562	1,524,217
Operating expenses:
Selling, general and administrative	983,402	861,126
Research and development	40,096	38,169

Operating income	695,064	624,922
Other (income) expense:
Interest income	(11,274)	(9,908)
Interest expense	138,035	147,267

Income before income taxes and minority interest	568,303	487,563
Income tax expense	227,156	193,388
Minority interest	1,727	367

Net income	339,420	293,808

Basic income per Ordinary share	3.50	3.04

Fully diluted income per Ordinary share	3.48	3.02

Basic income per Preference share	3.56	3.09

Fully diluted income per Preference share	3.53	3.07

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Balance Sheets
At September 30, 2005 (unaudited) and December 31, 2004
(In thousands, except share and per share data)

	2005	2004

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$79,877	$58,966
Trade accounts receivable, less allowance for doubtful accounts of $185,941 in 2005 and $179,917 in 2004	1,455,763	1,462,847
Accounts receivable from related parties	76,737	51,760
Inventories	448,078	442,919
Prepaid expenses and other current assets	273,852	244,093
Deferred taxes	192,128	185,385

Total current assets	2,526,435	2,445,970

Property, plant and equipment, net	1,160,194	1,181,927
Intangible assets	591,289	602,048
Goodwill	3,459,903	3,445,152
Deferred taxes	35,675	58,123
Other assets	195,417	228,321

Total assets	$7,968,913	$7,961,541

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$186,731	$192,552
Accounts payable to related parties	148,524	113,444
Accrued expenses and other current liabilities	808,074	741,075
Short-term borrowings	177,101	419,148
Short-term borrowings from related parties	5,498	5,766
Current portion of long-term debt and capital lease obligations	118,111	230,179
Income tax payable	174,877	230,530
Deferred taxes	39,407	5,159

Total current liabilities	1,658,323	1,937,853

Long-term debt and capital lease obligations, less current portion	756,896	545,570
Other liabilities	93,272	156,122
Pension liabilities	97,324	108,125
Deferred taxes	314,292	282,261
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,204,794	1,278,760
Minority interest	13,840	18,034

Total liabilities	4,138,741	4,326,725

Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 27,225,324 issued and outstanding	72,825	69,878
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,793,249	2,746,473
Retained earnings	859,839	657,906
Accumulated other comprehensive loss	(125,235)	(68,935)

Total shareholders’ equity	3,830,172	3,634,816

Total liabilities and shareholders’ equity	$7,968,913	$7,961,541

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2005 and 2004
(Unaudited)
(In thousands)

	2005	2004

Operating Activities:
Net income	$339,420	$293,808
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	183,299	171,367
Change in deferred taxes, net	25,437	36,380
Loss on sale of fixed assets	2,215	87
Compensation expense related to stock options	1,108	1,330
Cash inflow from Hedging	—	8,566
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(38,392)	(8,249)
Inventories	(22,723)	1,542
Prepaid expenses, other current and non-current assets	(70,068)	20,711
Accounts receivable from/payable to related parties	5,050	(16,368)
Accounts payable, accrued expenses and other current and non-current liabilities	84,520	50,539
Income tax payable	(39,876)	336

Net cash provided by operating activities	469,990	560,049

Investing Activities:
Purchases of property, plant and equipment	(175,449)	(156,398)
Proceeds from sale of property, plant and equipment	13,581	13,283
Acquisitions and investments, net of cash acquired	(85,909)	(73,981)

Net cash used in investing activities	(247,777)	(217,096)

Financing Activities:
Proceeds from short-term borrowings	37,674	33,285
Repayments of short-term borrowings	(61,354)	(35,901)
Proceeds from short-term borrowings from related parties	39,572	56,982
Repayments of short-term borrowings from related parties	(39,572)	(80,000)
Proceeds from long-term debt	407,801	159,558
Principal payments of long-term debt and capital lease obligations	(273,303)	(254,607)
Decrease of accounts receivable securitization program	(221,765)	(90,998)
Proceeds from exercise of stock options	48,615	2,246
Dividends paid	(137,487)	(122,106)
Change in minority interest	1,337	(349)

Net cash used in financing activities	(198,482)	(331,890)

Effect of exchange rate changes on cash and cash equivalents	(2,820)	(1,618)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	20,911	9,445
Cash and cash equivalents at beginning of period	58,966	48,427

Cash and cash equivalents at end of period	$79,877	$57,872

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Consolidated Statement of Shareholders’ Equity
For the nine months ended September 30, 2005 (unaudited) and year ended December 31, 2004
(In thousands, except share data)

							Accumulated Other
							Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares
					Additional		Foreign		Minimum
	Number of	No Par	Number of	No Par	Paid in	Retained	Currency	Cash Flow	Pension
	Shares	Value	Shares	Value	Capital	Earnings	Translation	Hedges	Liability	Total

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680
Proceeds from exercise of options	82,107	262			3,360					3,622
Compensation expense related to stock options					1,751					1,751
Dividends paid						(122,106)				(122,106)
Comprehensive income (loss)
Net income						401,998				401,998
Other comprehensive income (loss) related to:
Cash flow hedges								(29,011)		(29,011)
Foreign currency translation adjustment							144,784			144,784
Minimum pension liability									(9,902)	(9,902)

Comprehensive income										507,869

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816

Proceeds from exercise of options	929,238	2,947			45,668					48,615
Compensation expense related to stock options					1,108					1,108
Dividends paid						(137,487)				(137,487)
Comprehensive income (loss)
Net income						339,420				339,420
Other comprehensive income (loss) related to:
Cash flow hedges								(8,268)		(8,268)
Foreign currency translation adjustment							(48,032)			(48,032)

Comprehensive income										283,120

Balance at September 30, 2005	27,225,324	$72,825	70,000,000	$229,494	$2,793,249	$859,839	$(49,494)	$(32,432)	$(43,309)	$3,830,172

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements
(Unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company
      Fresenius Medical Care AG (“FMC-AG” or the “Company”), a German stock corporation (Aktiengesellschaft), is the world’s largest integrated provider of kidney dialysis services and manufacturer and distributor of products and equipment for the treatment of end-stage renal disease. In the United States, the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services.
      The Company announced that it intends to change the Company’s legal form from an Aktiengesellschaft (“AG”) to a KGaA, which is a German partnership limited by shares (the “Transformation of Legal Form”). The Company as a KGaA will be the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG, a subsidiary of Fresenius AG, the ultimate parent of FMC-AG, will be the general partner of the Company. The Transformation of Legal Form was approved by a vote of the Company’s ordinary shareholders during an Extraordinary General Meeting (“EGM”) held on August 30, 2005. The Company also announced that it intends to offer its preference shareholders the opportunity to convert their preference shares into ordinary shares on a one-toone basis pursuant to a conversion offer to be conducted after the EGM. Preference shareholders who decide to convert their shares will be required to pay a premium of €9.75 per preference share and will lose their preferential dividend rights. The conversion was approved by the ordinary shareholders at the EGM and was also approved by a separate vote of the Company’s preference shareholders during a separate meeting of the preference shareholders held immediately following the EGM on August 30, 2005.
      The Company intends to apply for registration of the Transformation of Legal Form with the commercial register in Germany upon completion of the conversion of preference shares to ordinary shares.
Basis of Presentation

a) Basis of Consolidation
      The consolidated financial statements at September 30, 2005 and for the three-and nine-month periods ended September 30, 2005 and 2004 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2004 Amended Annual Report on Form 20-F/ A. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.
      The results of operations for the three- and nine-month periods ended September 30, 2005 are not necessarily indicative of the results of operations for the year ending December 31, 2005.

b) Classifications
      Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.	Proposed acquisition
      On May 3rd, 2005, the Company entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price of approximately $3.5 billion. At June 30, 2005, RCG provided dialysis and ancillary services to over 31,900 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 210 hospitals. Completion of the acquisition, approved by RCG’s stockholders in a vote held on August 24, 2005, is subject to governmental approvals (including termination or expiration of the waiting period under the

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, the “Act”) and other third-party consents. On June 15, 2005, the Company announced it had received a second request from the U.S. Federal Trade Commission (“FTC”) for additional information in connection with this proposed acquisition. The effect of this request, which was anticipated when the acquisition was announced, is to extend the waiting period imposed by the Act until 30 days after the Company and RCG have substantially complied with the request, unless that period is voluntarily extended by the parties or is terminated by the FTC.
      In connection with the proposed acquisition, the Company has entered into a commitment letter pursuant to which Bank of America, N.A. (“BofA”) and Deutsche Bank AG (“DB”) have agreed, subject to certain conditions, to underwrite an aggregate $5.0 billion in principal amount of term and revolving loans to be syndicated to other financial institutions. BofA and DB also must approve any material modification to the merger agreement and any waiver of any material conditions precedent under that agreement. The financing will be available to the Company, among other uses, to pay the purchase price and related expenses for the proposed acquisition of RCG, to refinance outstanding indebtedness under our existing senior credit facility (see Note 4) and certain indebtedness of RCG, and to utilize for general corporate purposes. In conjunction with the proposed acquisition of RCG and the forecasted variable rate interest payments for its financing, the Company entered into several tranches of forward starting interest rate swaps in the notional amount of $2,000,000. These instruments, designated as cash flow hedges, effectively convert forecasted variable rate based interest payments into fixed rate based interest payments with an average fixed rate of 4.217% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.

3.	Inventories
      As of September 30, 2005 and December 31, 2004, inventories consisted of the following:

	September 30,	December 31,
	2005	2004

Raw materials and purchased components	$99,007	$90,268
Work in process	34,390	36,586
Finished goods	235,409	240,296
Health care supplies	79,272	75,769

Inventories	$448,078	$442,919

4.	Short-term Borrowings, Long-term Debt and Capital Lease Obligations
      As of September 30, 2005 and December 31, 2004, short-term borrowings consisted of the following:

	September 30,	December 31,
	2005	2004

Borrowings under lines of credit	$63,101	$83,383
Accounts receivable facility	114,000	335,765

	$177,101	$419,148

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
      At September 30, 2005 and December 31, 2004, long-term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2005	2004

Senior Credit Agreement	503,500	484,500
Euro Notes	240,840	175,030
EIB Agreement	48,806	—
Capital lease obligations	4,069	6,987
Other	77,792	109,232

	875,007	775,749
Less current maturities	(118,111)	(230,179)

	756,896	545,570

European Investment Bank Agreement
      The Company entered into a credit agreement with the European Investment Bank (“EIB”) on July 13, 2005 in the total amount of $158 million (€131 million) consisting of a $109 million (€90 million) revolving credit line and a $49 million (€41 million) term loan. The facility has an 8-year term with the revolving line terminating on July 12, 2013 and the term loan terminating on September 13, 2013. Both loans bear variable interest rates that change quarterly with FMC – AG having options to convert into fixed rates. The EIB is a not-for-profit long-term, lending institution of the European Union that loans funds at favorable rates for the purpose of capital investment projects, normally for up to half of the funds required for such projects. The Company will use these funds to refinance certain R&D projects and investments in expansion and optimization of existing production facilities in Germany. The loans are secured by bank guarantees and have customary covenants. The term loan was drawn down on September 15, 2005 with initial interest at 3.80% and repayment due on September 13, 2013. There have been no drawdowns on the revolving credit facility as of September 30, 2005.
Euro Notes
      On July 27, 2005, the Company issued new euro denominated notes (“Euro Notes”) totalling $240 million (€200 million) with a $152 million (€126 million) tranche at a fixed interest rate of 4.573% and a $88 million (€74 million) tranche with a floating rate at EURIBOR plus applicable margin, initially set at 4.074%. The proceeds were used to liquidate $155 million (€128.5 million) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.

5.	Stock Options
      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
      As of September 30, 2005, the Company had 4,278,643 stock options outstanding.
      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,

	2005	2004	2005	2004

Net income:
As reported	$115,945	$102,132	$339,420	$293,808
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	276	528	1,108	1,330
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(2,665)	(2,167)	(7,678)	(6,168)

Pro forma	$113,556	$100,493	$332,850	$288,970

Basic net income per:
Ordinary share
As reported	$1.19	$1.06	$3.50	$3.04
Pro forma	$1.17	$1.04	$3.44	$2.99
Preference share
As reported	$1.21	$1.07	$3.56	$3.09
Pro forma	$1.19	$1.06	$3.49	$3.04
Fully diluted net income per:
Ordinary share
As reported	$1.18	$1.05	$3.48	$3.02
Pro forma	$1.16	$1.03	$3.41	$2.98
Preference share
As reported	$1.20	$1.06	$3.53	$3.07
Pro forma	$1.17	$1.05	$3.47	$3.03

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)

6.	Earnings Per Share
      The following tables contain reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2005 and 2004.

	For the Three Months
	Ended September 30,

	2005	2004

Numerators:
Net income	$115,945	$102,132
less:
Dividend preference on Preference shares	493	484

Income available to all classes of shares	$115,452	$101,648

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,797,112	26,247,417

Total weighted average shares outstanding	96,797,112	96,247,417
Potentially dilutive Preference shares	1,073,154	495,588

Total weighted average shares outstanding assuming dilution	97,870,266	96,743,005
Total weighted average Preference shares outstanding assuming dilution	27,870,266	26,743,005

Basic income per Ordinary share	$1.19	$1.06
Plus preference per Preference shares	0.02	0.01

Basic income per Preference share	$1.21	$1.07

Fully diluted income per Ordinary share	$1.18	$1.05
Plus preference per Preference shares	0.02	0.01

Fully diluted income per Preference share	$1.20	$1.06

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Nine Months
	Ended September 30,

	2005	2004

Numerators:
Net income	$339,420	$293,808
less:
Dividend preference on Preference shares	1,495	1,444

Income available to all classes of shares	$337,925	$292,364

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,421,404	26,231,287

Total weighted average shares outstanding	96,421,404	96,231,287
Potentially dilutive Preference shares	756,792	384,732

Total weighted average shares outstanding assuming dilution	97,178,196	96,616,019
Total weighted average Preference shares outstanding assuming dilution	27,178,196	26,616,019

Basic income per Ordinary share	$3.50	$3.04
Plus preference per Preference shares	0.06	0.05

Basic income per Preference share	$3.56	$3.09

Fully diluted income per Ordinary share	$3.48	$3.02
Plus preference per Preference shares	0.05	0.05

Fully diluted income per Preference share	$3.53	$3.07

7.	Employee Benefit Plans
      The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year Fresenius Medical Care Holdings, Inc. (“FMCH”) contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2005. FMCH made $5,000 in contributions in the third quarter 2005 and $15,000 cumulatively as of September 30, 2005 and at this time expects to voluntarily contribute $20,000 in total

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
during 2005. The following table provides the calculations of net periodic benefit cost for the three- and nine-month periods ended September 30, 2005 and 2004.

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Components of net period benefit cost:
Service cost	$1,178	$1,020	$3,794	$3,068
Interest cost	3,129	3,663	11,129	10,996
Expected return on plan assets	(1,909)	(2,505)	(8,079)	(7,155)
Net amortization	1,350	1,175	4,550	3,525

Net periodic benefit cost	$3,748	$3,353	$11,394	$10,434

8.	Commitments and Contingencies
Legal Proceedings
     Commercial Litigation
      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates had agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn.,

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multistep transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. Both parties have filed multiple dispositive motions, some of which have been decided by the court. Trial is currently scheduled for June 2006. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.
     Other Litigation and Potential Exposures
      In April 2005, FMCH received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoena requires production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation,

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
which requires production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      The Company has been named in civil actions by a small number of shareholders contesting the resolutions of the Extraordinary General Meeting (“EGM”). The EGM was held August 30, 2005 to transform the Company’s legal form into a partnership limited by shares (“KGaA”) and to convert the preference shares into ordinary shares to move to one share class. The Company believes that these actions are without merit and it will defend vigorously the resolutions adopted by the EGM in an appropriate way.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
     Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

9.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and providing perfusion, therapeutic apheresis and autotransfusion services. For management responsibility purposes, the Company transferred its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the Mexico operations and assets for the comparative interim periods of 2004. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
      Information pertaining to the Company’s business segments for the three-and nine-month periods ended September 30, 2005 and 2004 is set forth below:

	North
	America	International	Corporate	Total

Nine months ended September 30, 2005
Net revenue external customers	$3,383,253	$1,616,196	$—	$4,999,449
Inter – segment revenue	1,120	39,031	(40,151)	—

Total net revenue	3,384,373	1,655,227	(40,151)	4,999,449

Depreciation and amortization	(104,398)	(77,465)	(1,436)	(183,299)
Operating income (EBIT)	470,908	261,370	(37,214)	695,064
Segment assets	5,589,972	2,291,843	87,098	7,968,913
Capital expenditures and acquisitions(1)	156,986	104,318	54	261,358

Nine months ended September 30, 2004
Net revenue external customers	$3,149,338	$1,438,637	$—	$4,587,976
Inter – segment revenue	1,321	28,691	(30,012)	—

Total net revenue	3,150,659	1,467,328	(30,012)	4,587,976

Depreciation and amortization	(96,805)	(73,137)	(1,425)	(171,367)
Operating income (EBIT)	433,417	217,730	(26,225)	624,922
Segment assets	5,462,544	2,210,722	47,368	7,720,634
Capital expenditures and acquisitions(2)	124,901	105,270	208	230,379

Three months ended September 30, 2005
Net revenue external customers	$1,168,116	$548,643	$—	$1,716,759
Inter – segment revenue	515	13,056	(13,571)	—

Total net revenue	1,168,631	561,699	(13,571)	1,716,759

Depreciation and amortization	(35,809)	(25,701)	(461)	(61,971)
Operating income (EBIT)	167,407	87,201	(17,632)	236,976
Capital expenditures and acquisitions	64,762	40,304	1	105,067

Three months ended September 30, 2004
Net revenue external customers	$1,086,321	$490,296	$—	$1,576,618
Inter – segment revenue	517	10,252	(10,769)	—

Total net revenue	1,086,838	500,548	(10,769)	1,576,618

Depreciation and amortization	(32,978)	(24,100)	(462)	(57,540)
Operating income (EBIT)	150,515	71,801	(8,260)	214,056
Capital expenditures and acquisitions	30,210	47,410	54	77,674

(1)	International acquisitions exclude $6,150 of non-cash acquisitions in 2005

(2)	International acquisitions exclude $7,380 of non-cash acquisitions in 2004

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
     Reconciliation of Measures to Consolidated Totals

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Total operating income of reporting segments	$254,608	$222,316	$732,278	$651,147
Corporate expenses	(17,632)	(8,260)	(37,214)	(26,225)
Interest expense	(47,154)	(49,525)	(138,035)	(147,267)
Interest income	5,320	4,188	11,274	9,908

Total income before income taxes and minority interest	$195,142	$168,719	$568,303	$487,563

Depreciation and amortization
Total depreciation and amortization of reporting segments	$(61,510)	$(57,078)	$(181,863)	$(169,942)
Corporate depreciation and amortization	(461)	(462)	(1,436)	(1,425)

Total depreciation and amortization	$(61,971)	$(57,540)	$(183,299)	$(171,367)

10.     Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine Months Ended
	September 30,

	2005	2004

Supplementary cash flow information:
Cash paid for interest	$142,782	$147,409

Cash paid for income taxes	$231,055	$168,262

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$112,838	$134,583
Liabilities assumed	24,340	36,228
Minorities	(5,017)	—
Notes assumed in connection with acquisition	6,150	7,380

Cash paid	87,365	90,975
Less cash acquired	1,456	16,994

Net cash paid for acquisitions	$85,909	$73,981

11.     Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of the Company, and by

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)
FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being “Guarantor Subsidiaries”). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of non-dollar denominated senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. The following combining financial information for the Company is as of September 30, 2005 and December 31, 2004 and for the nine-months ended September 30, 2005 and 2004, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

	For the Nine Months Period Ended September 30, 2005

	Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$790,620	$—	$5,168,505	$(959,676)	$4,999,449
Cost of revenue	—	489,617	—	3,738,480	(947,210)	3,280,887

Gross profit	—	301,003	—	1,430,025	(12,466)	1,718,562

Operating expenses:
Selling, general and administrative	2,289	106,478	—	765,651	108,984	983,402
Research and development	2,479	27,268	—	10,349	—	40,096

Operating (loss) income	(4,768)	167,257	—	654,025	(121,450)	695,064

Other (income) expense:
Interest, net	25,886	9,544	38,731	80,837	(28,237)	126,761
Other, net	(381,942)	98,636	(203,653)	—	486,959	—

Income before income taxes and minority interest	351,288	59,077	164,922	573,188	(580,172)	568,303
Income tax expense (benefit)	11,868	57,778	(15,492)	218,330	(45,328)	227,156

Income (loss) before minority interest	339,420	1,299	180,414	354,858	(534,844)	341,147
Minority interest	—	—	—	—	1,727	1,727

Net income (loss)	$339,420	$1,299	$180,414	$354,858	$(536,571)	$339,420

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Nine Months Period Ended September 30, 2004

	Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$705,383	$—	$4,681,780	$(799,187)	$4,587,976
Cost of revenue	—	459,021	—	3,401,198	(796,460)	3,063,759

Gross profit	—	246,362	—	1,280,582	(2,727)	1,524,217

Operating expenses:
Selling, general and administrative	17,415	105,198	—	741,964	(3,451)	861,126
Research and development	1,821	23,987	—	11,768	593	38,169

Operating (loss) income	(19,236)	117,177	—	526,850	131	624,922

Other (income) expense:
Interest, net	26,432	10,206	47,019	77,010	(23,308)	137,359
Other, net	(368,331)	67,821	(211,094)	—	511,604	—

Income before income taxes and minority interest	322,663	39,150	164,075	449,840	(488,165)	487,563
Income tax expense (benefit)	28,854	38,811	(18,808)	163,467	(18,937)	193,388

Income (loss) before minority interest	293,808	339	182,883	286,373	(469,228)	294,175
Minority interest	—	—	—	—	367	367

Net income (loss)	$293,808	$339	$182,883	$286,373	$(469,595)	$293,808

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)

	At September 30, 2005

	Guarantor Subsidiaries
						Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH		FMCH		Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$			$—	$79,876	$—	$79,877
Trade accounts receivable, less allowance for doubtful accounts	—		108,882		—	1,346,116	765	1,455,763
Accounts receivable from related parties	796,988		345,657		215,587	1,249,330	(2,530,825)	76,737
Inventories	—		120,982		—	386,976	(59,880)	448,078
Prepaid expenses and other current assets	7,928		20,768		40	245,003	113	273,852
Deferred taxes	—		—		—	173,974	18,154	192,128

Total current assets	804,917		596,289		215,627	3,481,275	(2,571,673)	2,526,435
Property, plant and equipment, net	177		84,329		—	1,116,588	(40,900)	1,160,194
Intangible assets	206		15,592		—	575,491	—	591,289
Goodwill	—		3,294		—	3,456,609	—	3,459,903
Deferred taxes	—		—		—	29,973	5,702	35,675
Other assets	4,534,679		829,433		3,768,827	(834,259)	(8,103,263)	195,417

Total assets	$5,339,979		$1,528,937		$3,984,454	$7,825,677	$(10,710,134)	$7,968,913

Current liabilities:
Accounts payable	$472		$17,211	$		$168,853	$195	$186,731
Accounts payable to related parties	1,096,890		167,975		872,380	1,367,617	(3,356,338)	148,524
Accrued expenses and other current liabilities	10,626		101,659		909	688,269	6,611	808,074
Short-term borrowings	34		—		—	177,067	—	177,101
Short-term borrowings from related parties	—		1,826		—	3,672	—	5,498
Current portion of long-term debt and capital lease obligations	680		1,446		100,000	15,985	—	118,111
Income tax payable	78,197		337		—	95,695	648	174,877
Deferred taxes	1,256		3,828		—	34,731	(408)	39,407

Total current liabilities	1,188,155		294,282		973,289	2,551,889	(3,349,292)	1,658,323
Long term debt and capital lease obligations, less current portion	294,366		602		594,029	710,291	(842,392)	756,896
Long term borrowings from related parties	3,797		184,709		—	(184,709)	(3,797)	—
Other liabilities	911		5,288		—	73,728	13,345	93,272
Pension liabilities	1,044		58,983		—	46,574	(9,277)	97,324
Deferred taxes	21,534		2,490		—	249,152	41,116	314,292
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—		—		—	1,204,794	—	1,204,794
Minority interest	—		—		7,412	—	6,428	13,840

Total liabilities	1,509,807		546,354		1,574,730	4,651,719	(4,143,869)	4,138,741
Shareholders’ equity:	3,830,172		982,583		2,409,724	3,173,958	(6,566,265)	3,830,172

Total liabilities and shareholders’ equity	$5,339,979		$1,528,937		$3,984,454	$7,825,677	$(10,710,134)	$7,968,913

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)

	At December 31, 2004

	Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$2,152	$35	$—	$56,779	$—	$58,966
Trade accounts receivable, less allowance for doubtful accounts	—	110,204	—	1,353,422	(779)	1,462,847
Accounts receivable from related parties	763,089	325,731	213,337	1,792,810	(3,043,207)	51,760
Inventories	—	125,952	—	374,560	(57,593)	442,919
Prepaid expenses and other current assets	7,347	12,254	22	224,071	399	244,093
Deferred taxes	—		—	166,970	18,415	185,385

Total current assets	772,588	574,176	213,359	3,968,612	(3,082,765)	2,445,970
Property, plant and equipment, net	227	100,496	—	1,121,290	(40,086)	1,181,927
Intangible assets	333	16,384	—	585,331	—	602,048
Goodwill	—	3,726	—	3,441,426	—	3,445,152
Deferred taxes	—		—	32,613	25,510	58,123
Other assets	4,990,303	925,105	3,520,453	522,915	(9,730,455)	228,321

Total assets	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

Current liabilities:
Accounts payable	$205	$16,374	$—	$175,973	$—	$192,552
Accounts payable to related parties	1,682,729	359,869	842,204	1,290,323	(4,061,681)	113,444
Accrued expenses and other current liabilities	15,800	79,530	541	652,379	(7,175)	741,075
Short-term borrowings	38	—	—	419,110	—	419,148
Short-term borrowings from related parties	—	—	—	5,766	—	5,766
Current portion of long-term debt and capital lease obligations	770	1,145	25,000	203,264	—	230,179
Income tax payable	127,331	—	—	102,551	648	230,530
Deferred taxes	990	4,178	—	35,962	(35,971)	5,159

Total current liabilities	1,827,863	461,096	867,745	2,885,328	(4,104,179)	1,937,853
Long term debt and capital lease obligations, less current portion	248,427	—	650,029	507,847	(860,733)	545,570
Long term borrowings from related parties	4,295	—	—	—	(4,295)	—
Other liabilities	41,111	5,834	—	93,839	15,338	156,122
Pension liabilities	1,049	60,084	—	58,333	(11,341)	108,125
Deferred taxes	5,890	2,376	—	239,162	34,833	282,261
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	—	—	—	1,278,760	—	1,278,760
Minority interest	—	—	7,412	—	10,622	18,034

Total liabilities	2,128,635	529,390	1,525,186	5,063,269	(4,919,755)	4,326,725
Shareholders’ equity:	3,634,816	1,090,497	2,208,626	4,608,918	(7,908,041)	3,634,816

Total liabilities and shareholders’ equity	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Nine Months Period Ended September 30, 2005

	Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$339,420	$1,299	$180,414	$354,858	$(536,571)	$339,420
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(211,017)	—	(203,653)	—	414,670	—
Depreciation and amortization	1,436	21,581	—	171,541	(11,259)	183,299
Change in deferred taxes, net	4,153	549	—	11,248	9,487	25,437
(Gain) loss on investments	(42,030)			—	42,030
Loss on sale of fixed assets	—	219	—	1,996	—	2,215
Compensation expense related to stock options	1,108	—	—	—	—	1,108
Cash (outflow) inflow from hedging	—	(541)	—	541	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(12,012)		(26,380)		(38,392)
Inventories	—	(10,100)	—	(19,606)	6,983	(22,723)
Prepaid expenses and other current and non-current assets	17,956	(5,184)	2,535	(138,471)	53,096	(70,068)
Accounts receivable from/payable to related parties	(43,490)	(23,789)	27,926	53,499	(9,096)	5,050
Accounts payable, accrued expenses and other current and non-current liabilities	(918)	42,091	368	31,599	11,380	84,520
Income tax payable	(36,048)	353	(15,492)	11,311	—	(39,876)

Net cash provided by (used in) operating activities	30,570	14,466	(7,902)	452,136	(19,280)	469,990

Investing Activities:
Purchases of property, plant and equipment	(79)	(16,028)	—	(174,657)	15,315	(175,449)
Proceeds from sale of property, plant and equipment	—	1,073	—	12,508	—	13,581
Disbursement of loans to related parties	(66,584)	95	(10,708)	—	77,197	—
Acquisitions and investments, net of cash acquired	(16,135)	—	—	(85,832)	16,058	(85,909)

Net cash (used in) provided by investing activities	(82,798)	(14,860)	(10,708)	(247,981)	108,570	(247,777)

Financing Activities:
Short-term borrowings, net	—	1,422	—	(25,102)	—	(23,680)
Long-term debt and capital lease obligations, net	139,104	(1,060)	19,000	54,651	(77,197)	134,498
Increase of accounts receivable securitization program	—	—	—	(221,765)	—	(221,765)
Proceeds from exercise of stock options	48,615	—	—	—	—	48,615
Dividends paid	(137,487)	—	—	(1,966)	1,966	(137,487)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	16,059	(16,059)	—
Change in minority interest	—	—	(390)	—	1,727	1,337

Net cash provided by (used in) financing activities	50,232	362	18,610	(178,123)	(89,563)	(198,482)

Effect of exchange rate changes on cash and cash equivalents	(155)	—	—	(2,938)	273	(2,820)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,151)	(32)	—	23,094	—	20,911
Cash and cash equivalents at beginning of period	2,152	32	—	56,782	—	58,966

Cash and cash equivalents at end of period	$1	$—	$—	$79,876	$—	$79,877

FRESENIUS MEDICAL CARE AG
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(in thousands, except share and per share data)

	For the Nine Months Period Ended September 30, 2004

	Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC-AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$293,808	$339	$182,883	$286,374	$(469,595)	$293,808
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(216,837)	—	(211,094)	—	427,931	—
Depreciation and amortization	1,425	19,454	—	159,166	(8,678)	171,367
Change in deferred taxes, net	1,188	(1,928)	—	14,643	22,477	36,380
(Gain) loss on sale of fixed assets	(137)	(279)	—	367	136	87
Compensation expense related to stock options	1,330	—	—	—	—	1,330
Cash (outflow) inflow from hedging	(30,699)		—	39,265	—	8,566
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(12,306)	—	4,057	—	(8,249)
Inventories	—	3,416	—	(3,657)	1,783	1,542
Prepaid expenses and other current and non-current assets	1,050	(2,998)	2,461	23,839	(3,641)	20,711
Accounts receivable from/payable to related parties	12,406	(339)	27,926	(62,558)	6,197	(16,368)
Accounts payable, accrued expenses and other current and non-current liabilities	2,376	21,026	(1,580)	28,394	323	50,539
Income tax payable	(6,800)	—	(18,808)	25,944	—	336

Net cash provided by (used in) operating activities	59,110	26,385	(18,212)	515,833	(23,067)	560,049

Investing Activities:
Purchases of property, plant and equipment	(206)	(26,726)	—	(139,561)	10,095	(156,398)
Proceeds from sale of property, plant and equipment	—	1,133	—	12,150	—	13,283
Disbursement of loans to related parties	91,492	—	86,252	(623,756)	446,012	—
Acquisitions and investments, net of cash acquired	(33,329)	—	—	(73,438)	32,786	(73,981)

Net cash provided by (used in) investing activities	57,957	(25,593)	86,252	(824,605)	488,893	(217,096)

Financing activities:
Short-term borrowings, net	(24)	—	—	(2,592)	—	(2,616)
Long-term debt and capital lease obligations, net	9	(998)	(67,650)	396,584	(446,012)	(118,067)
Decrease of accounts receivable securitization program	—	—	—	(90,998)	—	(90,998)
Proceeds from exercise of stock options	2,246	—	—	—	—	2,246
Dividends paid	(122,106)	—	—	(12,387)	12,387	(122,106)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	32,799	(32,799)	—
Change in minority interest	—	—	(390)	(326)	367	(349)

Net cash (used in) provided by financing activities	(119,875)	(998)	(68,040)	323,080	(466,057)	(331,890)

Effect of exchange rate changes on cash and cash equivalents	2,808	(10)	—	(4,647)	231	(1,618)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	—	(216)	—	9,661	—	9,445
Cash and cash equivalents at beginning of period	3	300	—	48,124	—	48,427

Cash and cash equivalents at end of period	$3	$84	$—	$57,785	$—	$57,872

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004
The Company
      Fresenius Medical Care AG (“FMC-AG” or the “Company”), a German stock corporation (Aktiengesellschaft), is the world’s largest integrated provider of kidney dialysis services and manufacturer and distributor of products and equipment for the treatment of end-stage renal disease. In the United States, the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services.
      We have announced that we intend to change our legal form from an Aktiengesellschaft (“AG”) to a KGaA, which is a German partnership limited by shares (the “Transformation of Legal Form”). The Company as a KGaA will be the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG, a subsidiary of Fresenius AG, the ultimate parent of FMC-AG, will be the general partner of the Company. The Transformation of Legal Form was approved by a vote of our ordinary shareholders during an Extraordinary General Meeting (“EGM”) held on August 30, 2005.
      We also announced that we intend to offer our preference shareholders the opportunity to convert their preference shares into ordinary shares on a one-to-one basis pursuant to a conversion offer to be conducted after the EGM. Preference shareholders who decide to convert their shares will be required to pay a premium of €9.75 per preference share and will lose their preferential dividend rights. The conversion was approved by the ordinary shareholders at the EGM and was also approved by a separate vote of our preference shareholders during a separate meeting of the preference shareholders held immediately following the EGM on August 30, 2005.
      We intend to apply for registration of the Transformation of Legal Form with the commercial register in Germany upon completion of the conversion of preference shares to ordinary shares.
      The Company has been named in civil actions by a small number of shareholders who contest the validity of the resolutions passed by a majority of the shareholders at the EGM. The Company believes that the contesting shareholders’ claims are without merit and intends to defend vigorously the resolutions adopted by the shareholders at the EGM.
      You should read the following discussion and analysis of our results of operations in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.
Financial Condition and Results of Operations
      This report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	our business development, operating development and financial condition;

•	our expectations of growth in the patient population regarding renal dialysis products and services;

•	our ability to remain competitive in the markets for our products and services;

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)

•	the effects of regulatory developments, legal and tax proceedings and any resolution of government investigations into our business;

•	changes in government reimbursement policies and those of private payors;

•	changes in pharmaceutical administration patterns or reimbursement policies;

•	our ability to develop and maintain additional sources of financing; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.
      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained in this report. Important factors that could contribute to such differences are noted in the risk factors section of our Amended Annual Report on Form 20-F/A, and in this report in Part I, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1, Legal Proceedings. These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigations by the Department of Justice, Eastern District of New York, and the Department of Justice, Eastern District of Missouri, and changes to pharmaceutical utilization patterns.
      This report should be read in conjunction with our disclosures and discussions contained in our Amended Annual Report on Form 20-F/A for the year ended December 31, 2004.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Overview
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the United States, we also perform clinical laboratory testing and provide perfusion, autotransfusion, and therapeutic apheresis services. Perfusion maintains human heart and lung function during cardiovascular surgery. Autotransfusion is used during surgery to collect, filter and reinfuse a patient’s own blood as an alternative to using donor blood. Therapeutic apheresis is the process of separating or removing illness-causing substances from patient’s blood or blood plasma. Dialysis is a life-saving treatment for irreversible, lifelong end stage renal disease, and necessitates multiple treatments per week for the remainder of a patient’s life. We estimate that providing dialysis services and the distribution of dialysis products and equipment represents an over $40 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary utilization environment significantly influence our business. In the past we experienced and also expect in the future generally stable reimbursement levels for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.
      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “MMA”). This law made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. First, it increased the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, effective January 1, 2005, it based the payments for ten separately billable dialysis-related medications on average acquisition cost (as determined by the Office of the Inspector General (“OIG”) and updated by the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services (“CMS”), and payments for the remaining separately billable dialysis-related medications will be based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates). Third, the difference between the determined acquisition cost-based reimbursement and what would have been received under the current average wholesale price-based (“AWP-based”) reimbursement methodology is added to the composite rate. This add-back amount has been determined to be 8.7% of the composite rate and will be subject to an annual update based on the growth in drug spending. Fourth, effective April 1, 2005, providers receive higher composite rate payments for certain patients based on their age, body mass index and body surface area. Fifth, beginning in 2006, the Secretary of the Department of Health and Human Services (the “Secretary”) is authorized to set payment for all separately billed drugs and biologicals at either acquisition cost or average sales price. Lastly, the Secretary is required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase. Under the final MMA regulations for 2005, we are experiencing and will continue to experience during 2005 a non-material negative impact, excluding the effects of the 1.6% composite rate increase, on our revenue from Medicare for 2005 as compared to 2004.
      CMS recently announced proposed rules under MMA for 2006 that would: (i) modify the geographic and wage index adjustments applied to the composite rate, (ii) change the drug payment methodology for all separately billed dialysis-related drugs and biologicals from average acquisition cost pricing to ASP plus 6%, and (iii) increase the composite rate drug add-on adjustment from 8.7% to 11.3%. Comments on the proposed rules were accepted until September 30, 2005. We believe that the proposed rules will be neutral to our revenues and operating results.
      In July 2004, CMS proposed certain changes with respect to its EPO reimbursement and utilization guidelines. Its proposal reflects the agency’s conclusion that the appropriate utilization of EPO should be monitored by considering both the patient’s hemoglobin/ hematocrit level and the dosage. Specifically, it proposed a pre-payment claims review process in which claims for EPO with hemoglobin levels below 13 (or hematocrit of 39) would not be targeted for review, but claims for EPO with hemoglobin levels above 13 would be reviewed based on the hemoglobin value and related EPO doses, and with payment limited to a fixed amount of EPO

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
unless there is medical justification for the hemoglobin levels. The comment period on this policy draft ended on October 7, 2004. CMS has not yet finalized the new guidelines. Administration of EPO accounted for approximately 24% of dialysis care revenue in our North America segment in the first nine months of 2005 If the proposed revision to CMS’s EPO reimbursement/ utilization guidelines is adopted, this could have an adverse impact on our operating results.
      Our operations are organized geographically and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For management purposes, the Company reclassified its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the operations and assets for the comparative interim periods of 2004. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International”. We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board members responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.
      With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
Results of Operations
      The following table summarizes our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the Three Months
	Ended September 30,

	2005	2004

	(Unaudited)
	(In millions)
Total revenue
North America	$1,169	$1,087
International	562	501

Totals	1,731	1,588

Inter-segment revenue
North America	1	1
International	13	10

Totals	14	11

Total net revenue
North America	1,168	1,086
International	549	491

Totals	1,717	1,577

Amortization and depreciation
North America	36	33
International	26	24

Totals	62	57

Operating income (EBIT)
North America	167	151
International	87	71
Corporate	(17)	(8)

Totals	237	214

Interest income	5	4
Interest expense	(47)	(49)
Income tax expense	(79)	(68)
Minority interest	—	1

Net income	$116	$102

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)

	For the Nine Months
	Ended September 30,

	2005	2004

	(Unaudited)
	(In millions)
Total revenue
North America	$3,384	$3,150
International	1,655	1,468

Totals	5,039	4,618

Inter-segment revenue
North America	1	1
International	39	29

Totals	40	30

Total net revenue
North America	3,383	3,149
International	1,616	1,439

Totals	4,999	4,588

Amortization and depreciation
North America	104	97
International	78	73
Corporate	1	1

Totals	183	171

Operating income (EBIT)
North America	471	433
International	261	218
Corporate	(37)	(26)

Totals	695	625

Interest income	11	10
Interest expense	(138)	(147)
Income tax expense	(227)	(194)
Minority interest	(2)	—

Net income	$339	$294

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
Three months ended September 30, 2005 compared to three months ended September 30, 2004

	Key Indicators for Consolidated Financial Statements

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2005	2004	Reported	Rates

Number of treatments	5,050,635	4,746,840	6%
Same store treatment growth in %	5.1%	3.4%
Revenue in $ million	1,717	1,577	9%	8%
Gross profit in % of revenue	34.5%	32.8%
Selling, general and administrative costs in % of revenue	19.9%	18.5%
Net income in $ million	116	102	14%
      Net revenue increased from $1,577 to $1,717 for the quarter ended September 30, 2005 over the comparable period in 2004 due to growth in revenue in both dialysis care and dialysis products. Organic revenue growth was 7%.
      Dialysis care revenue grew by 9% to $1,247 million (8% at constant exchange rates) in the third quarter of 2005 mainly due to organic revenue growth resulting principally from 5% growth in same store treatments and 2% increase in revenue per treatment, as well as due to acquisitions. Dialysis product revenue increased by 10% to $470 million (9% at constant exchange rates) in the same period.
      The increase in gross profit margin is primarily a result of higher revenue rates in North America, better production efficiency and sales of higher margin products, the now favorable impact of a discount provided to a distributor in Japan in 2004, partially offset by higher personnel expenses in North America. Depreciation and amortization expense for the third quarter of 2005 was $62 million compared to $57 million for the same period in 2004.
      Selling, general and administrative costs increased from $291 million in the third quarter of 2004 to $342 million in the same period of 2005. Selling, general and administrative costs as a percentage of sales increased from 18.5% in the third quarter of 2004 to 19.9% in the same period of 2005. The percentage increase is mainly due to higher insurance costs, increased delivery costs due to higher fuel prices for Company owned vehicles, higher transport and other third party commercial delivery costs, and higher bad debt expense in North America as well as the one time costs related to the transformation of our legal form partially offset by foreign currency gains in the International segment as well as the then favorable effects of an indemnification payment received in 2004 related to a clinic in Asia Pacific.
      Bad debt expense for the third quarter 2005 was $37 million compared to $32 million for 2004 representing 2.2% and 2.0% of sales in their respective three-month periods during 2005 and 2004.
      Net income for the period was $116 million compared to $102 million in the third quarter of 2004. Excluding the one time costs related to the transformation of our legal form, net income was $120 million.
      The number of treatments in the third quarter of 2005 represents an increase of 6% over the same period in 2004, mostly as a result of same store treatment growth.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
      At September 30, 2005 we owned, operated or managed approximately 1,670 clinics compared to 1,595 clinics at September 30, 2004. During the third quarter of 2005, we acquired 11 clinics, opened 14 clinics and closed or sold 2 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 123,000 at September 30, 2004 to approximately 130,400 at September 30, 2005. Average revenue per treatment for world-wide dialysis services increased 2% from $242 to $247 mainly due to worldwide improved revenue rate per treatment and favorable currency developments.
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment

	Key Indicators for North America Segment

	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2005	2004	Change in %

Number of treatments	3,430,832	3,280,401	5%
Same store treatment growth in %	3.3%	3.3%
Revenue in $ million	1,168	1,086	8%
Depreciation and amortization in $ million	36	33	9%
Operating income in $ million	167	151	11%
Operating income margin in %	14.3%	13.9%

Revenue
      Net revenue for the North America segment for the third quarter 2005 increased as a result of increases in dialysis care revenue by 7% from $973 million to $1,037 million and product sales revenue by 16% from $113 million to $131 million.
      The dialysis care revenue increase was driven by the approximate 3% increase in same store treatment growth, acquisitions of approximately 2%, and revenue per treatment increase of approximately 2%. The administration of EPO represented approximately 24% and 25% of North America dialysis care revenue for the periods ending September 30, 2005 and 2004, respectively.
      At September 30, 2005, approximately 88,800 patients were being treated in the 1,155 clinics that we own, operate or manage in the North America segment, compared to approximately 85,400 patients treated in 1,130 clinics at September 30, 2004. The average revenue per treatment in the third quarter increased from $290 in 2004 to $296 during 2005. In the U.S., average revenue per treatment increased from $291 in the third quarter of 2004 to $299 in the same period in 2005. The improvement in the revenue rate per treatment is primarily due to increases in the dialysis treatment reimbursement rates including the 1.6% legislated increase from Medicare (see Overview above).

Operating Income
      Operating income increased by 11% from $151 million for the period ended September 30, 2004 to $167 million for the same period in 2005 primarily due to increased treatments and a higher volume of products sold. Operating margin increased from 13.9% for the third period in 2004 as compared to 14.3% for the same

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
period in 2005. Operating margin increased mostly as a result of improvement in revenue rates partially offset by higher personnel expenses, increased bad debt expense, increased insurance costs and increased delivery costs due to higher fuel prices for Company owned vehicles and higher transport and other third party commercial delivery costs. Cost per treatment increased from $251 in 2004 to $254 in 2005.
International Segment

	Key Indicators for International Segment

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2005	2004	Reported	Rates

Number of treatments	1,619,803	1,466,439	10%
Same store treatment growth in %	9.4%	3.5%
Revenue in $ million	549	491	12%	10%
Depreciation and amortization in $ million	26	24	7%
Operating income in $ million	87	71	21%
Operating income margin in %	15.9%	14.6%

Revenue
      The 12% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Revenue increased due to organic growth during the period of approximately 9% at constant exchange rates and 1% growth due to acquisitions. This increase was also attributable to a 2% exchange rate effect due to the continued strengthening of various local currencies against the US dollar in 2004 and 2005.
      Including the effects of the acquisitions, European region revenue increased 9% (9% at constant exchange rates), Latin America region revenue increased 28% (16% at constant exchange rates), and Asia Pacific region revenue increased 15% (11% at constant exchange rates).
      Total dialysis care revenue for the entire International segment increased during the third quarter of 2005 by 20% (17% at constant exchange rates) to $210 million in 2005 from $176 million in the same period of 2004. This increase is a result of organic growth of 14% and 3% growth due to acquisitions and further increased by approximately 3% due to exchange rate fluctuations.
      As of September 30, 2005, approximately 41,600 patients were being treated at 515 clinics that we own, operate or manage in the International segment compared to 37,600 patients treated at 465 clinics at September 30, 2004. The average revenue per treatment increased from $120 to $130 ($126 at constant exchange rates) due to the strengthening of the local currencies against the US dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.
      Total dialysis product revenue for the third quarter of 2005 increased by 8% (6% at constant exchange rates) to $338 million.

Operating Income
      Our operating income increased by 21% to $87 million primarily as a result of an increase in treatment volume and in volume of products sold. Operating margin increased from 14.6% to 15.9%. The main causes for

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
the margin increase were better production efficiencies, sales of higher margin products, the now favorable impact of a discount provided to a distributor in Japan in 2004, foreign currency gains, a reimbursement rate increase in Turkey, and lower bad debt expense, partially offset by the then favorable effects of an indemnification payment received in 2004 related to a clinic in Asia Pacific.
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $17 million in the quarter ended September 30, 2005 compared to an operating loss of $8 million in the same period of 2004. This increase is mainly a result of the one-time costs of $7 million related to the transformation of our legal form.
The following discussions pertain to our total Company costs.

Interest
      Interest expense for the third quarter of 2005 decreased 5% to $47 million as compared to $49 million in the same period in 2004 due to lower debt levels resulting from the use of positive cash flows and lower interest rates as a result of amendments to the 2003 Senior Credit Agreement.

Income Taxes
      The effective tax rate for the quarter ended September 30, 2005 was 40.3% compared to 39.8% during the same period in 2004.
Nine months ended September 30, 2005 compared to nine months ended September 30, 2004

	Key Indicators for Consolidated Financial Statements

			Change in %
	Nine Months	Nine Months
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2005	2004	Reported	Rates

Number of treatments	14,663,009	13,988,479	5%
Same store treatment growth in %	4.8%	3.7%
Revenue in $ million	4,999	4,588	9%	8%
Gross profit in % of revenue	34.4%	33.2%
Selling, general and administrative costs in % of revenue	19.7%	18.8%
Net income in $ million	339	294	16%
      Net revenue increased by 9% for the nine months ended September 30, 2005 over the comparable period in 2004 due to growth in revenue in both dialysis care and dialysis products. The 9% increase represents 7% organic growth combined with 1% of growth from acquisitions and 1% as a result of an accounting change for the implementation of Financial Accounting Standards Board Interpretation No. 46R (“FIN 46R”), issued December 2003 and effective March 31, 2004, partially offset by the 1% impact of closed or sold clinics. 1% of the increase

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
was attributable to an exchange rate effect due to the continued strengthening of various local currencies against the dollar.
      Dialysis care revenue grew by 8% to $3,610 million (7% at constant exchange rates) in the first nine months of 2005 mainly due to higher revenue rates, acquisitions, as a result of an accounting change (implementation of FIN 46R), partially offset by the impact of closed or sold clinics and by the effect of one less treatment day in North America in the first quarter of 2005. Dialysis product revenue increased by 11% to $1,389 million (8% at constant exchange rates) in the same period.
      Gross profit margin improved to 34.4% in the nine months ended September 30, 2005 from 33.2% for 2004. The increase is primarily a result of higher revenue rates partially offset by higher personnel expenses, higher facility costs and one less treatment day in North America. This margin improvement was also impacted by better production efficiencies and sales of higher margin products in the International segment as well as the now favorable impact of a discount provided to a distributor in Japan in 2004. Depreciation and amortization expense for the period ended September 30, 2005 was $183 million compared to $171 million for the same period in 2004.
      Selling, general and administrative costs increased from $861 million in the first nine months of 2004 to $983 million in the same period of 2005. Selling, general and administrative costs as a percentage of sales increased from 18.8% in the nine months ended September 30, 2004 to 19.7% in the same period of 2005. The increase is mainly due to higher insurance costs, higher bad debt expense, increased delivery costs due to higher fuel prices for Company owned vehicles and higher transport and other third party commercial delivery costs, and foreign exchange losses in North America, as well as one time costs of our transformation of our legal form, restructuring costs in Japan and the then favorable effects of an indemnification payment received in 2004 related to a clinic in Asia Pacific. This increase was partially offset by lower bad debt expense, foreign currency gains, and a patent litigation settlement in the International segment, as well as the one time impact of compensation for cancellation of a distribution contract in Japan.
      Net income for the period was $339 million compared to $294 million in 2004. Excluding the one time costs related to the transformation of our legal form, net income was $344 million.
      Bad debt expense for the first nine months in 2005 was $102 million representing 2.0% of revenues compared to $95 million representing 2.1% of revenues for the same period in 2004.
      In the nine months ended September 30, 2005, we provided approximately 14.66 million treatments. This represents an increase of 5% over the same period in 2004. Same store treatment growth was approximately 5% with additional growth of 1% from acquisitions reduced by approximately 1% due to closed or sold clinics. During the first nine months of 2005, we acquired 31 clinics, opened 51 clinics and closed or sold 22 clinics. Average revenue per treatment for world-wide dialysis services increased from $238 to $246 mainly due to worldwide improved reimbursement rates and favorable currency developments.
      The following discussions pertain to our business segments and the measures we use to manage these segments.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
North America Segment

	Key Indicators for North America Segment

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2004	Change in %

Number of treatments	10,036,101	9,678,894	4%
Same store treatment growth in %	3.5%	3.2%
Revenue in $ million	3,383	3,149	7%
Depreciation and amortization in $ million	104	97	8%
Operating income in $ million	471	433	9%
Operating income margin in %	13.9%	13.8%

Revenue
      Net revenue for the North America segment for the first nine months of 2005 increased by 7% because dialysis care revenue increased by 6% from $2,823 million to $3,005 million and products sales increased by 16% to $378 million.
      The 6% increase in dialysis care revenue in the nine-month period ending September 30, 2005, was driven by approximately 4% increase in treatments, revenue rate per treatment increase of approximately 2% and approximately 1% resulting from an accounting change (implementation of FIN 46R) and was partially offset by 1% as a result of the impact of closed or sold clinics. The 4% increase in treatments was the result of same store treatment growth of 3% and 1% increase resulting from acquisitions. For the first nine months of 2005, the administration of EPO represented approximately 24% of North America Dialysis Care revenue as compared to 26% in the prior year.
      The average revenue per treatment in the first nine months increased from $287 in 2004 to $293 during 2005. In the U.S., average revenue per treatment increased from $289 for the first nine months of 2004 to $295 in the first nine months of 2005.
Operating income
      Operating income increased by 9% from $433 million for the first nine months of 2004 to $471 million due to increased treatments and a higher volume of products sold. Operating margin increased from 13.8% during the first nine months of 2004 to 13.9% for the first nine months of 2005 mostly as a result of improvement in revenue rates offset by higher personnel costs, higher insurance costs, increased bad debt expense, higher facility costs, foreign exchange losses, one less dialysis day in the first quarter of 2005, and higher delivery costs due to higher fuel prices for Company owned vehicles and higher transport and other third party commercial delivery costs. Cost per treatment increased from $250 in 2004 to $253 in 2005.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
International Segment

	Key Indicators for International Segment

			Change in %
	Nine Months	Nine Months
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2005	2004	Reported	Rates

Number of treatments	4,626,908	4,309,585	7%
Same store treatment growth in %	7.8%	4.4%
Revenue in $ million	1,616	1,439	12%	8%
Depreciation and amortization in $ million	78	73	6%
Operating income in $ million	261	218	20%
Operating income margin in %	16.2%	15.1%

Revenue
      The 12% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Organic growth during the period was 8% at constant exchange rates. Acquisitions and the impact of consolidations resulting from implementation of FIN 46R contributed approximately 1% and was partially offset by 1% as a result of the impact of closed or sold clinics. This increase was also attributable to a 4% exchange rate effect due to the continued strengthening of various local currencies against the dollar.
      Total dialysis care revenue increased during the first nine months of 2005 by 18% (13% at constant exchange rates) to $605 million in 2005 from $511 million in the same period of 2004. This increase is a result of organic growth of 12%, 2% increase in contributions from acquisitions, 2% contributions from consolidations resulting from an accounting change (implementation of FIN 46R) partially offset by a decrease of 3% due to closed or sold stores and increased by approximately 5% due to exchange rate fluctuations.
      In the first nine months of 2005, the average revenue per treatment increased from $119 to $131 ($125 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average and by the effect of the loss of tenders and the breach of a contract.
      Total dialysis product revenue for the first nine months of 2005 increased by 9% (5% at constant exchange rates) to $1,011 million.
      Including the effects of the acquisitions, European region revenue increased 11% (8% at constant exchange rates), Latin America region revenue increased 28% (18% at constant exchange rates), and Asia Pacific region revenue increased 7% (2% at constant exchange rates).

Operating income
      Our operating income increased from $218 million in the first nine months of 2004 to $261 million for the same period in 2005. The operating margin increased from 15.1% in the first nine months of 2004 to 16.2% for the same period in 2005. The main causes for the margin increase were better production efficiencies, sale of higher margin products, as well as the now favorable impact of a discount provided to a distributor in Japan in 2004, foreign currency gains, reimbursement rate increases in Turkey, lower bad debt expense and the one time effects of income associated with the cancellation of a distribution agreement and settlement of a patent litigation

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
partially offset by the then favorable effects of an indemnification payment received in 2004 related to a clinic in Asia Pacific, restructuring costs in Japan, foreign currency losses of non-hedged accounts receivables, and a reimbursement rate reduction in Taiwan.
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $37 million in the nine months ended September 30, 2005 compared to $26 million in the same period of 2004. This increase is mainly a result of the one-time costs of $8 million related to the transformation of our legal form.
The following discussions pertain to our total Company costs.

Interest
      Interest expense for the first nine months of 2005 decreased 6% to $138 million from $147 million in the same period in 2004 due to a lower debt level resulting from the use of positive cash flows and lower interest rates as a result of amendments to the 2003 Senior Credit Agreement.

Income Taxes
      The effective tax rate for the nine months ended September 30, 2005 was 40.0% compared to 39.7% during the same period in 2004.
LIQUIDITY AND CAPITAL RESOURCES
Nine months ended September 30, 2005 compared to nine months ended September 30, 2004
     Cash Flow
     Liquidity
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the nine months ended September 30, 2005, approximately 37% of our consolidated revenues resulted from U.S. federal and state health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview”, above, for a discussion of recent Medicare reimbursement rate changes. Cash from operations also depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.
      The accounts receivable balance at September 30, 2005 and December 31, 2004, net of valuation allowances, represented approximately 82 and 84 days of net revenue, respectively. The development of days sales outstanding by operating segment is shown in the table below.

	Development of Days Sales
	Outstanding

	September 30,	December 31,
	2005	2004

North America	63	67
International	122	119

Total	82	84

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement, our borrowings under the European Investment Bank Agreement and has been provided through the issuance of our Euro Notes and trust preferred securities. We believe that our existing credit facilities, cash generated from operations, other current sources of financing and our ability to access capital markets are sufficient to meet our foreseeable needs (See “Outlook — Proposed Acquisition”).
      At September 30, 2005, we had approximately $80 million of letters of credit outstanding and approximately $616 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.
      Our amended 2003 Senior Credit Agreement, European Investment Bank Agreement, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth, a minimum consolidated interest coverage ratio (ratio of consolidated EBITDA to consolidated net interest expense as defined in the 2003 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as defined in the 2003 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $200 million in 2006, dividends paid in 2005 were $137 million) and make other restricted payments, create liens or make capital expenditures, investments or acquisitions.
      The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement, the European Investment Bank Agreement, the Euro Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the amended 2003 Senior Credit Agreement becomes due at the option of the Lenders thereunder. As of September 30, 2005, we are in compliance with all financial covenants under the 2003 Senior Credit Agreement and the other financing arrangements referred to above.
      We have an accounts receivable facility whereby certain receivables are sold to NMC Funding, a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. As we have the right to repurchase the then outstanding interests at any time, the receivables remain on our consolidated balance sheet and the proceeds from

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
the sale of undivided interests are recorded as short-term borrowings. The accounts receivable facility is available through October 19, 2006, and is typically renewed annually; the repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement.
      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Part II, Item 1, “Legal Proceedings”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation is included in the special charge we recorded in 2001 to address 1996 merger-related legal matters.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, if necessary by way of appeal, certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. With respect to adjustments and disallowances currently contested, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Operations
      We generated cash from operating activities of $470 million in the nine months ended September 30, 2005 and $560 million in the comparable period in 2004, a decrease of about 16% over the prior year. Cash flows were impacted principally by $63 million of higher tax payments in 2005, an increase in receivables for vendor rebates and receivables from managed locations, by a reduction of two days sales outstanding in the first nine months of 2005 versus a reduction of four days in the first nine months of 2004 and by increased inventories.

Investing
      Cash used in investing activities increased from $217 million to $248 million. In the first nine months of 2005, we paid approximately $86 million ($64 million for the North American segment and $22 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In the same period in 2004, we also paid approximately $74 million ($41 million for the North American segment and $33 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.
      In addition, capital expenditures for property, plant and equipment net of disposals were $162 million for the nine months ended September 30, 2005 and $143 million in 2004. In 2005, capital expenditures were $88 million in the North America segment and $74 million for the International segment. In 2004, capital expenditures were

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
$79 million in the North America segment and $64 million for the International segment. The majority of our capital expenditures were used for the maintenance of existing clinics, equipping new clinics and the expansion of production facilities primarily in France, Italy, Germany and North America and for the capitalization of machines provided to customers primarily in Europe. Capital expenditures were approximately 3.0% of total revenue.

Financing
      Net cash used in financing was $198 million in the first nine months of 2005 compared to cash used in financing of $332 million in the same period of 2004. Dividends in the amount of $137 million relating to 2004 were paid in the second quarter of 2005 compared to a similar payment of $122 made in the second quarter of 2004 for 2003. Our external financing needs decreased due to cash generated from operating activities and proceeds form the exercise of stock options partially offset by payments for investing activities. Cash on hand was $80 million at September 30, 2005 compared to $58 million at September 30, 2004.
Outlook

Proposed Acquisition
      On May 3rd, 2005, we entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc. (“RCG”), which was approved by RCG’s shareholder during a meeting held August 24th, 2005, for an all cash purchase price of approximately $3.5 billion. To finance the proposed acquisition, we have received a commitment for $5.0 billion in senior credit facilities to be underwritten by Bank of America, N.A. (“BofA”) and Deutsche Bank AG New York Branch (“DB”). Loans under the senior credit facilities will be available to us to pay the purchase price and related expenses for the acquisition of RCG, to refinance the outstanding indebtedness under our existing 2003 Senior Credit Agreement and certain indebtedness of RCG, and for general corporate purposes. The senior credit facilities will consist of a 5-year $1.0 billion revolving credit facility, a 5-year $2.0 billion term loan A facility, and a 7-year $2.0 billion term loan B facility. Interest on the senior credit facilities will be at the option of the borrowers at a rate equal to either (i) LIBOR plus an applicable margin, or (ii) the higher of BofA’s prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the consolidated leverage ratio of the borrowers.
      The senior credit facilities will be guaranteed by the Company and FMCH and certain of their respective subsidiaries and secured by pledges of the stock of certain of the Company’s material subsidiaries. The borrowers and guarantors under the senior credit facilities will provide liens on substantially all of their personal property and material real property if the non-credit enhanced senior secured debt rating of the borrowers falls below a certain level and if a grant of security interests is determined appropriate by a cost-benefit analysis. The closing of the senior credit facilities will be subject, among other things, to the negotiation and execution of definitive documents, the non-occurrence of a material adverse effect in relation to RCG, and the refinancing of the indebtedness under our existing Senior Credit Agreement and certain indebtedness of RCG. BofA and DB also must approve any material modification to the merger agreement and any waiver of any material conditions precedent under that agreement. On June 15, 2005, the Company announced it had received a second request from the U.S. Federal Trade Commission (“FTC”) for additional information in connection with this proposed acquisition. The effect of this request, which was anticipated when the acquisition was announced, is to extend the waiting period imposed by the Act until 30 days after the Company and RCG have complied with the request, unless that period is voluntarily extended by the parties or is terminated by the FTC.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
      In conjunction with the proposed acquisition of RCG and the forecasted variable rate interest payments for its financing, in June and July, 2005, we entered into forward starting interest rate swaps in the notional amount of $2.0 billion. These instruments, designated as cash flow hedges, effectively convert forecasted variable rate based interest payments into fixed rate based interest payments with an average fixed rate of 4.217% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012. At September 30, 2005, the changes in fair value of these cash flow hedges have been recorded in other comprehensive income.
      On October 25, 2004, RCG received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of their business and operations, including those of RenaLab, Inc., their laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. RCG has announced that it intends to cooperate with the government’s investigation.
      On August 9, 2005, RCG was served with a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations from January 1, 1996. The areas covered by the subpoena include RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, RCG’s relationships with physicians, medical director compensation and joint ventures with physicians. RCG has announced that it intends to cooperate with the government’s investigation.
      We believe the proposed acquisition will be consummated in late 2005 or early 2006. If consummated in 2005, we believe it will be earnings neutral to slightly accretive in 2006 and accretive from 2007 onward. If consummated in 2006 we believe it will be earnings neutral to slightly accretive in 2006 after excluding transaction related expenses and accretive from 2007 onward.

Erythropoietin (“EPO”) Supply Agreement
      The administration of EPO represented approximately 24% and 26% of North America dialysis care revenue for the nine-months periods ending September 30, 2005 and 2004, respectively. We are negotiating our supply agreement which expires on December 31, 2005 with our sole source supplier of EPO.

Accounting Treatment for the Conversion of our Preference Shares into Ordinary Shares
      The Conversion of our preference shares is expected to have an impact on the earnings (or loss) per share available to the holders of our ordinary shares upon conversion of our preference shares into ordinary shares. The earnings per share calculation needs to reflect the difference between the market value of the ordinary share less the conversion premium of 9.75 per preference share and the carrying value of the preference shares at the exchange date as an increase of income available to preference shareholders and as a reduction of income available to ordinary shareholders. This difference represents the preference shareholders’ benefit over their historic investment, retained earnings and the conversion premium paid. The benefit to the preference shareholders and the reduction of income available to ordinary shareholders will depend on the market price for ordinary shares at the date of the conversion and the number of preference shares converted into ordinary shares. Based on the market value of the Company’s ordinary shares per September 30, 2005 and 100% acceptance of the conversion offer, the benefit for the preference shareholders would be $19.96 per share and the reduction for the ordinary shareholders $7.76 per share.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)

DaVita
      On October 5, 2005, DaVita Inc. (“DaVita”), the second largest provider of dialysis services in the U.S. and an important customer of ours, completed its acquisition of Gambro Healthcare, Inc. (“Gambro Healthcare”), the third largest provider of dialysis services in the U. S., and agreed to purchase a substantial portion of its dialysis product supply requirements from Gambro Renal Products, Inc. during the next ten years. This product supply contract between our customer and our competitor could result in the future in substantial reductions of DaVita’s purchases of our dialysis products. Any such reduction in DaVita’s purchases will decrease our product revenues and could result in a material adverse effect on our business, financial condition and results of operations.

Investing
      We plan to make acquisitions in the range of $125 to $175 million, including those made to date and excluding the Acquisition of RCG noted above. This is a reduction of approximately $75 million from our original plan of $200 to $250 million during 2005. We expect to make capital expenditures of $250 to $300 million, including those made to date, from our original plan of $350 to $400 million.

Net Income
      We expect our net income for the year to achieve the upper end of our net income guidance of an increase of 12-15% before expected one-time costs of $10 million related to the Transformation of Legal Form and the conversion of the preference shares into ordinary shares, up from the original plan of net income increase in the low double digits.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
EBITDA
      EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $878 million, 17.6% of sales, for the first nine months of 2005 and $796 million, 17.4% of sales, for the first nine months of 2004. EBITDA is the basis for determining compliance with certain covenants contained in our 2003 Senior Credit Agreement, our EIB agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. Depending upon changes in the other components of our financial covenant ratios, increased EBITDA will generally maintain or improve our compliance with those covenants. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds is subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in the Company’s 2004 Amended Annual Report on Form 20-F/A. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities is shown below:

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2004

Total EBITDA	$878,363	$796,289
Interest expense (net of interest income)	(126,761)	(137,359)
Income tax expense	(227,156)	(193,388)
Change in deferred taxes, net	25,437	36,380
Changes in operating assets and liabilities	(81,489)	48,511
Cash inflow from Hedging	—	8,566
Other items, net	1,596	1,050

Net cash provided by operating activities	$469,990	$560,049

Recently Issued Accounting Standards
      In December 2004, the Financial Accounting Standards Board issued its final standard on accounting for share-based payments (SBP), SFAS No. 123R (revised 2004), Share-Based Payment (SFAS 123R), that requires companies to expense the cost of employee stock options and similar awards. SFAS 123R requires determining the cost that will be measured at fair value on the date of the SBP awards based upon an estimate of the number of awards expected to vest. There will be no right of reversal of cost if the awards expire without being exercised. Fair value of the SBP awards will be estimated using an option-pricing model that appropriately reflects the specific circumstances and economics of the awards. Compensation cost for the SBP awards will be recognized as they vest. Such cost is not deductible under German tax law. We will have three alternative transition methods, each having a different reporting implication. The effective date is for interim and annual periods beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for SFAS 123R. The Commission’s new rule allows companies to implement SFAS 123R at the beginning of their next fiscal year instead of the next reporting period that begins after June 15, 2005. We are in the process of determining the transition method that we will adopt and the potential impact on our consolidated financial statements.

PART I
FINANCIAL INFORMATION
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2005 and 2004 — (Continued)
      In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47 (“FIN 47”) that clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”) refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred — generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective for fiscal years ending after December 15, 2005. We are in the process of determining the potential impact, if any, on our consolidated financial statements.
      In June 2005 the FASB ratified EITF 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements).” EITF 05-5 provides guidance on the accounting for the German early retirement program providing an incentive for employees, within a certain age group, to transition from full or part-time employment into retirement before their legal retirement age. The program provides the employee with a bonus which is reimbursed by subsidies from the German government if certain conditions are met. According to EITF 05-5, the bonuses provided by the employer should be accounted for as postemployment benefits under SFAS 112, “Employer’s Accounting for Postretirement Benefits,” with compensation cost recognized over the remaining service period beginning when the individual agreement is signed by the employee and ending when the active service period ends. The government subsidy should be recognized when the employer meets the necessary criteria and is entitled to the subsidy. The effect of applying EITF 05-5 should be recognized prospectively as a change in accounting estimate in fiscal years beginning after December 15, 2005. The Company is currently determining the effect of EITF 05-5 on the Group’s consolidated financial statements.

PART I
FINANCIAL INFORMATION
ITEM 3
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      In conjunction with the anticipated acquisition of Renal Care Group, Inc. and the forecasted variable rate based interest payments for its financing we entered into several tranches of forward starting interest rate swaps in the notional amount of $2.0 billion. These instruments, designated as cash flow hedges, effectively convert forecasted variable rate based interest payments into fixed rate based interest payments with an average fixed rate of 4.217% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012. At September 30, 2005, the effects of these cash flow hedges have been recorded in other comprehensive income. Fair value of these instruments at September 30, 2005 is $34 million.
      For additional information, see Item 11 in the amended 2004 Form 20-F/ A, “Quantitative and Qualitative Disclosures About Market Risk”.

PART I
FINANCIAL INFORMATION
ITEM 4
CONTROLS AND PROCEDURES
      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II
OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Commercial Litigation
      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates had agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-

PART II
OTHER INFORMATION — (Continued)
related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. Both parties have filed multiple dispositive motions, some of which have been decided by the court. Trial is currently scheduled for June 2006. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.
Other Litigation and Potential Exposures
      In April 2005, FMCH received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoena requires production of a broad range of documents relating to the our operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      The Company has been named in civil actions by a small number of shareholders contesting the resolutions of the Extraordinary General Meeting (“EGM”). The EGM was held August 30, 2005 to transform the Company’s legal form into a partnership limited by shares (“KGaA”) and to convert the preference shares into ordinary shares to move to one share class. The Company believes that these actions are without merit and it will defend vigorously the resolutions adopted by the EGM in an appropriate way.
      From time to time, we are a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the

PART II
OTHER INFORMATION — (Continued)
party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      We operate many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
      We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, we recorded a pre-tax special charge to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 7 to the consolidated financial statements in this report). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
      Four resolutions related to the Transformation of Legal Form of the Company and the Conversion were presented for approval on August 30, 2005, at the Extraordinary General Meeting of the Ordinary shareholders

PART II
OTHER INFORMATION — (Continued)
and one resolution related to the Conversion was presented at a separate Extraordinary General Meeting of the Preference shareholders immediately thereafter, as follows:

Voting results of the Ordinary Shareholders Meeting

		Votes

	Resolution	In Favor	Opposed	Abstention

TOP 1	Resolution on the conversion of Non-voting Bearer Preference Shares into Bearer Ordinary Shares.
	This resolution was based on a counter motion that requested a conversion premium of EURO 9.75	39,227,528	2,549,301	2,054,175
TOP 2	Resolution on the Adjustment of the Existing Employee Participation Programs	47,173,912	3,218,596	23,508
TOP 3	Resolution on the Creation of Authorized Capital	47,330,697	3,070,175	16,186
TOP 4	Resolution of the Transformation of the Legal Form of the Corporation to that of a Partnership Limited by Shares (Kommanditgesellschaft auf Aktien) with the Accession of Fresenius Medical Care Management AG	45,667,892	4,718,154	31,358

Voting results of the Preference Shareholders Meeting

		Votes

	Resolution	In Favor	Opposed	Abstention

TOP 1	Consent to a resolution of the extraordinary General Meeting of Fresenius Medical Care Aktiengesellschaft of the same day concerning Resolution on the Conversion of Non-voting Bearer Preference Shares into Bearer Ordinary Shares	15,115,150	2,670,244	91,331

ITEM 6.	EXHIBITS

(a)	Exhibits

Exhibit No.	Item

10.1	Amendment No. 4 dated as of October 20, 2005 to the Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, WestLB AG, New York Branch, as agent and an administrative agent. Bayerische Landesbank, New York Branch, as an Administrative Agent and The Bank of Nova Scotia, as an Administrative Agent.
10.2	Amendment No. 6 dated as of October 20, 2005 to Receivables Purchase Agreement dated as of August 28, 1997 between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller.
31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ Dr. Ben Lipps

Name: Dr. Ben Lipps

Title:	Chief Executive Officer and Chairman of the Management Board

By:	/s/ Lawrence A. Rosen

Name: Lawrence A. Rosen

Title:	Chief Financial Officer
Date: November 3, 2005